EXHIBIT 99.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2002
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:

Interest Expense	$44,101
Amortization of Debt Premium, Discount and Expense	541
Interest Component of Rentals	12

Total Fixed Charges	$44,654

EARNINGS:

Net Income	$66,735
Add:
Income Taxes Applicable to Utility Operating Income	36,878
Income Taxes Applicable to Non-Utility Operating Income	(1,950)
Income Taxes Applicable to Other Income (Expenses)-Net	282
Total Fixed Charges	44,654

Total Earnings	$146,599

Ratio of Earnings to Fixed Charges	3.3